UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File No. 1-4329

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) for the fiscal year ended December 31, 2002, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors
(99) Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver PHILIP G. WEAVER Vice President and Chief Financial Officer Plan Administrator

Date: June 26, 2003

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002 and 2001
Year Ended December 31, 2002 with Report of Independent Auditors

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001
Year Ended December 31, 2002

Report of Independent Auditors

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
    Spectrum Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) (“Plan”) as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 2003

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

Statements of Assets Available for Benefits

	December 31

	2002	2001

Investments, at market:
Interest in investment trust	$209,941,235	$181,993,802
Mutual funds and common stock	79,197,435	48,037,593
Participant loans	6,358,523	—

	295,497,193	230,031,395
Cash	2,042,664	1,723,610
Receivables:
Assets from merged plan	—	67,533,199
Employer contributions	1,165,459	1,499,082
Interest receivable	10,900	8,499

Assets available for benefits	$298,716,216	$300,795,785

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2002

Additions:
Employer contributions	$7,165,459
Participant contributions	20,101,069
Interest and dividends	10,265,869
Other	406,559

Total additions	37,938,956

Deductions:
Participant withdrawals	52,177,474
Net depreciation in fair value of investments	13,391,673

Total deductions	65,569,147

Net decrease before transfer of assets	(27,630,191)

Transfer from merged plan	25,550,622

Assets available for benefits at beginning of year	300,795,785

Assets available for benefits at end of year	$298,716,216

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements

1. Description of the Plan

The following description of Cooper Tire & Rubber Company Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Plan sponsor merged the Profit-Sharing Plan of Oliver Rubber Group, the Cooper-Standard Automotive Money Purchase Pension Plan and Trust for Hourly Employees, the Cooper-Standard Automotive Individual Retirement and Investment Trust and the Siebe Automotive Employees’ Profit Sharing Plan with the Cooper Tire & Rubber Company Thrift and Profit Sharing Plan (Cooper Plan) thereby creating a new plan named the Cooper Tire & Rubber Company Spectrum Investment Savings Plan. The plan merger combined all plan assets into one trust under the terms and provisions of the Cooper Plan trust agreement with National City Bank.

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation and up to 16 percent of their post-tax compensation. In no event shall the aggregate of a participant’s contributions exceed 16 percent. Participants may direct their contributions to any of the Plan’s investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and Plan earnings.

Forfeitures

At December 31, 2002 forfeited nonvested accounts totaled $437,162. These accounts will be used to reduce future employer contributions. Also, in 2002, employer contributions were reduced by $46,050 from forfeited nonvested accounts.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After three years, the participants are vested in the Company’s contributions plus actual earnings thereon.

Participant Loans

Participants may borrow the lesser of 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.1% in 2002. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 2.1% to 6.4% at December 31, 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Interest in investment trust	$5,203,304
Mutual funds and common stock	(18,594,977)

$(13,391,673)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31

	2002	2001

American Washington Mutual Investors Fund	$30,728,132	$17,978,655
Investment Company of America Fund	15,815,148	18,009,859

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Investment Trust was approximately 84.8% and 87.3%, respectively.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements (continued)

4. Investment Trust (continued)

The following presents the fair value of investments in the Investment Trust:

	December 31

	2002	2001

Cooper Tire & Rubber Company common stock*	$124,386,354	$141,871,696
Investment contracts	119,169,527	69,409,794
Money market mutual fund	4,013,166	4,777,526

Total assets	$247,569,047	$216,059,016

*Nonparticipant-directed

The fair value of the investment contracts was $122,235,019 and $65,893,809 at December 31, 2002 and 2001, respectively.

Investment income for the Investment Trust for the year ended December 31, 2002 is as follows:

Interest and dividends	$9,456,742
Net appreciation of fair value of investments:
Common stock	4,545,497
Money market mutual fund	–

5. Nonparticipant-Directed Investment

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2002 is as follows:

Contributions	$9,829,415
Dividends	3,480,746
Net appreciation of fair value of investment	4,545,497
Participant withdrawals	(6,847,107)
Transfers out to other investment options	(28,421,893)

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

December 31, 2002

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)

Employer ID # 34-4297750
Plan # 005

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

December 31, 2002

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Identity of Issue	Par or Maturity Value	Value

American Funds	American Washington Mutual Investors Fund	$30,728,132
American Funds	Investment Company of America Fund	$15,815,148
* National City Bank	Armada Equity Index Fund #42	7,883,136
Aim Funds Group	Balanced Fund Class A Shares	7,170,437
* Cooper Tire & Rubber Company	Common Stock	6,236,308
Janus Funds	Janus Worldwide Fund	4,485,449
MFS Family of Funds	Massachusetts Investors Growth Stock Funds	3,326,004
Invesco Funds	Dynamics Fund	3,051,980
* National City Bank	Armada Government Money Market Fund #509	500,841
* Plan Participants	Participant Loans, interest rates ranging from 4.25% to 11%, various maturity dates	6,358,523

		$85,555,958

*Party-in-interest.